Exhibit 14

STANDARDS OF BUSINESS CONDUCT AND ETHICS
(Amended May 6, 2008)

Introduction

Autoliv has a proud tradition of maintaining the highest legal and ethical standards in the conduct of its various businesses.  It is important that all employees, regardless of position or location, understand and continue that tradition.  Any activity by an employee which violates the law or violates Company policies and procedures, even if believed to “help” the Company, is in fact directly contrary to the interests of the Company, and in addition to creating a risk of criminal or civil penalties, undermines Autoliv’s reputation for honesty and integrity. Any such activity is prohibited.

The rules and principles we observe are published in detail elsewhere.  This document is intended to summarize those rules and principles for the benefit of all our employees.  Although it cannot answer every question of conduct that may arise in our business, this document should alert you to situations that require extra concern or guidance.  Your supervisor or a company attorney may be consulted for additional advice in this regard.

These Standards of Business Conduct and Ethics apply to everyone who works for Autoliv, Inc. or any of its subsidiaries (collectively “Autoliv” or the “Company”).  We expect them to be rigidly observed.  Violating the standards in this document will subject an employee to severe disciplinary action, up to and including immediate termination.  For that reason, you are urged to read and understand this document and to alert your supervisor well in advance of any situation that might constitute even the slightest departure from either the letter or spirit of the standards.  If there is any reason why consulting your supervisor would not be appropriate (such as his or her involvement in a policy violation), you should contact the Autoliv legal department.

This document, together with related policies and procedures, constitutes the Company’s internal compliance program. Autoliv also relies on each employee to report any violations of law or of these standards in accordance with Company procedures.  If you are unsure if a particular action might violate the law or these standards, you should contact your supervisor or the legal department for advice.

No individual will suffer retaliation for reporting in good faith any violations of law or these standards.

I.  Business Ethics

As Autoliv employees, we must exercise the highest ethical standards in our dealings with the Company, its customers and suppliers, government officials, and other employees.  Employees must comply with all laws and regulations applicable to their business units.  Violations of these Standards can subject an employee to severe penalties, including dismissal and/or imprisonment, even though the employee did not benefit personally from the action.
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It is further the policy of Autoliv, Inc., that Autoliv and its employees, agents and other business associates shall act as a responsible member of society. Autoliv’s Social Policy draws on the current principles of the UN Global Compact and the Global Sullivan Principles of Social Responsibility. Accordingly, Autoliv will:

•	Express our support for universal human rights and, particularly, within our sphere of influence, the communities within which we operate, and parties with whom we do business.

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Promote equal opportunity for our employees at all levels of the company with respect to issues such as color, race, gender, age, sexual orientation, ethnicity or religious beliefs, and operate without unacceptable worker treatment such as the exploitation of children, physical punishment, female abuse, involuntary servitude, or other forms of abuse.

•	Respect our employees’ voluntary freedom of association.

•	Compensate our employees to enable them to meet at least their basic needs and provide the opportunity to improve their skill and capability in order to raise their social and economic opportunities.

•	Provide a safe and healthy workplace; protect human health and the environment; and promote sustainable development.

•	Promote fair competition, uphold the highest standard in business ethics and integrity and not offer, pay or accept bribes.

•	Promote work in communities in which we do business to improve the quality of life in those communities - their educational, cultural, economic and social well being.

•	Promote the application of this Social Policy by those with whom we do business.

A.  Entertainment, Gifts and Gratuities

When employees make or are involved in sourcing and purchasing decisions for the Company, they must make those decisions with integrity, honesty, independence and objectivity of judgment that must not be compromised.  We are obliged to seek the most technically efficient, cost-effective and high quality products and services, and to evaluate them using consistent and unbiased standards.  Therefore, we must not accept any gifts, entertainment or gratuities that could influence, or be perceived to influence, our sourcing and purchasing decisions.

Our customers have similar sourcing standards and responsibilities to their shareholders.  In addition to knowing and complying with the Company’s Standards of Business Conduct we must not put them or ourselves in compromising or questionable positions.

Exchanging courtesies such as modest gifts, meals and entertainment, is a common practice meant to create goodwill and establish trust in business relationships.  If we use good judgment and act with moderation, the occasional exchange of entertainment and gifts of nominal value may be appropriate, as long as such courtesies are not specifically intended to influence any procurement or sales decisions.  These courtesies should be consistent with the business customs and practices of the place where they are offered or received.  Whenever we are involved in the exchange of business courtesies, we must comply with the following standards:

1.  Any entertainment offered or accepted should be a reasonable extension of a business relationship.  It should also occur infrequently and be modest in nature.  Whenever we accept such entertainment, we should reciprocate with similar modest hospitality.  Doing so helps us avoid any obligation to our host.  Before offering or accepting any invitations, we should first seek approval from our supervisor.  The term “entertainment” includes, but is not limited to, meals, charitable and sporting events, parties, plays and concerts.

2.  We may give and accept gifts of nominal value when they are associated with promotional activities or are simply gestures of goodwill.  However, such gifts should generally be valued at less than $25, imprinted with a corporate logo and distributed widely as promotional items.  Baseball caps, tee shirts and note pads are examples.  When offered a gift exceeding $25 we must report it promptly to our supervisor.  In either situation, we should promptly inform the giver of the Company’s gift policy.

3.  No Company employee may solicit, accept or offer, either directly or indirectly, gratuities, bribes or kickbacks of any kind.  This includes money, loans, special privileges, personal favors, benefits or services, or anything of value beyond the nominal items discussed above.  Such payments or favors may be considered bribery, which violates Company policy, as well as the laws of many countries.

B.   Accurate Records and Reports

The integrity of Autoliv’s record keeping and reporting systems is of the utmost importance. Employees must use special care to make sure that records are accurately and completely prepared and reviewed, whether they are intended for internal use or for an external party, including any governmental authorities.

Internal records include such things as personal expense reports, and external records include municipal, state and federal environmental applications and reports.  In particular:

1.  No false or misleading entries or failure to make required entries shall be permitted for any reason whatever.  This critical responsibility applies to employees who review and approve reports as well as those who initially prepare them.

2.  The documentation evidencing each transaction and each payment on behalf of the company shall fairly represent the nature of such transaction or the purpose of such payment.

3.  Employees must apply accepted accounting rules and controls, as described in Company policies or procedures. Autoliv is committed to compliance with applicable securities and other laws, rules, and regulations, accounting standards, and internal accounting controls. Employees are expected to report any complaints or concerns regarding accounting, internal accounting controls and auditing matters promptly. Reports may be made to the Autoliv legal department or to the Compliance Counsel or otherwise as described under Section XII.

Reports may be made anonymously. Reports will be treated confidentially to the extent reasonably possible given the need to conduct an investigation. No one will be subject to retaliation because of good faith report of a complaint or concern regarding accounting issues.

Reports of concerns or complaints regarding accounting issues will be investigated in accordance with Company policy. The Compliance Counsel will forward, as appropriate, complaints and concerns to the Audit Committee, and will retain copies of all reports, investigations and other documents relating to such complaints or concerns for at least two years after any investigation has been closed.

4.  Employees must follow company procedures for retaining and disposing of records.
Numerous laws require the retention of certain Company records for various periods of time. The Company is committed to compliance with all applicable laws and regulations relating to the preservation of records. The Company policy is to identify, maintain, safeguard and destroy or retain all records in the Company’s possession on a systematic and regular basis. Under no circumstances are the Company records to be destroyed selectively or to be maintained outside Company premises or designated storage facilities.

If an employee learns about a pending or contemplated litigation or government investigation, the employee should immediately contact the Autoliv legal department and retain and preserve all records that relate to such dispute or investigation.

II.  Conflicts of Interest

As an employer, Autoliv has the right to expect undivided loyalty from its employees.  Conflicts of interest result from situations or activities which may benefit the employee by virtue of his position with or at the expense of the Company.  Employees must avoid situations where their personal interests could conflict with, or even appear to conflict with, the interests of the Company.  Some areas that have great potential for conflict are:

A.  Outside Activities

Autoliv expects its employees to devote their full energies to their work.  Company policy forbids employees to serve as directors, officers, partners, employees, consultants, agents or representatives of business concerns organized for profit (other than those affiliated with the company) without specific approval from the head of their particular business unit or staff organization.  The purpose of this prohibition is to avoid outside employment or activities that would impair employees’ job performance, either because of excessive demands on their time, or because the outside commitments can be contrary to their obligations to the Company, or because the activities are corporate opportunities of Autoliv.

B.  Personal Financial Interest

Employees should avoid any outside financial interests that might conflict with Autoliv’s interests.  Such outside interests could include, among other things:

1.  Personal or family financial interests in or indebtedness to enterprises that have business relations with the Company.  An investment of 1% or less in the capital stock of such an entity or a borrowing from a financial institution at its usual rates and terms may be disregarded.

2.  Acquiring any interest in outside entities, properties, etc., in which the Company has an interest or potential interest.  This would include stock in businesses being considered for acquisition, or real estate at or near possible new or expanded Company facilities.  This prohibition extends to “tips” to people outside the company (See C.2.below).

C.  Buying or Selling Stock While Possessing Inside Information

Stock transactions are regulated by numerous complex laws.  Severe civil and criminal penalties can be imposed on individuals and corporations convicted of violations. In addition, Autoliv has adopted an Insider Trading Policy which in sum states that;

1.  Employees who know any “material” fact about the Company which has not been disclosed to the public (“inside information”) may not buy or sell Autoliv stock until a reasonable time has passed after the information has been disclosed to the public.  “Material” inside information means facts that would be likely to be important to a reasonable investor.  Examples include knowledge of new products or discoveries; unpublished sales, earnings or dividend figures; new contracts with customers or suppliers; tender offers; acquisitions; mergers; and sales of businesses.

2.  In addition, employees can be legally liable if someone outside the Company trades in Company stock based on a “tip” of inside information given by an employee.  Company policy forbids giving confidential information about the Company to outsiders except under limited circumstances approved by the legal department.

3.  Trading in the stock of outside concerns while in the possession of material inside information is also prohibited.  Examples of material inside information which might be obtained as a result of an employee’s position with the Company include proposed acquisitions of outside concerns or awards of important contracts to suppliers of the Company.

Details on the above and additional restrictions on trading in Autoliv securities are set forth in the Autoliv Insider Policy.

D.  Company Sensitive or Confidential Information

Autoliv possesses a substantial amount of information which if disclosed would place the Company at a competitive disadvantage.  Such information includes, for example, research and operational plans, product formulae and manufacturing processes, financial data, and customer relationships.  Each employee must be sensitive to the importance of maintaining the confidentiality of such information.  The damage done through inadvertent disclosure can be as severe as a deliberate leaking of the information.  Employees must be careful to guard against accidental disclosure through conversations which might be overheard in public places such as airplanes, trains and elevators.  Even within the Company, confidential information should only be disclosed to employees who have a “need to know”.

E. Protection and Proper Use of Company Assets

All Autoliv employees should protect the Company’s assets and ensure their efficient use. All Company assets should be used for legitimate business purposes only.

F.  Vendors

All Autoliv employees are expected to act with integrity and good judgment. They should also recognize that the acceptance of gifts from those doing business with the Company, even if lawful, may cause concerns about their integrity and judgment.  No Autoliv employee who either directly or indirectly influences a purchasing decision or contract may:

1.  Have any financial interest or personal beneficial interest in contracts or purchases of goods or services used by the Company; or

2.  Accept (directly or indirectly) from an Autoliv vendor entertainment, gifts or gratuities other than items of nominal value.  Autoliv's policy concerning entertainment, gifts or gratuities offered by vendors is more fully explained in Section 1A of these Standards.

Likewise, taking part in decisions involving Company business or resources when those decisions affect the financial interests of the employee's family may raise a conflict of interest.  Any situation where an employee is in a position to participate in a business decision involving a company that employs the spouse or a family member of the employee must be disclosed according to the procedures below.

G.  Employment of Relatives

There is no prohibition against relatives (or others having close personal relations) working in the same facility, department or business unit.  However, no employee may be hired or assigned to a position in the Company where he or she is under the direct supervision of or reports to a relative (or someone with whom he or she has a close personal relation).  An employee may not participate in decisions involving direct benefits (such as hiring, retention or promotions of, or salary or bonus awarded to) a relative (or someone with whom he or she has a close personal relation).

H.  Disclosure of Potential Conflicts of Interest

In some cases, the Company may agree to accept the existence of a conflict of interest if the benefits are deemed to outweigh the risks. An absolute requirement for the Company to do so is the proper disclosure of the potential conflict.

If an employee believes that he or she may have a conflict of interest with respect to a particular transaction or relationship, he or she must promptly and fully disclose the potential conflict to the appropriate vice president or plant manager through the employee's immediate supervisor.  The disclosure should be in writing and include the following:

1.  The type of potential conflict
2.  The nature of the activity
3.  A description of the parties involved
4.  The potential financial interests or other rewards
5.  Any possible violations of law
6.  Any other information that the employee feels is necessary to evaluate the disclosure

The vice president or plant manager, in consultation with legal counsel, will review and determine the appropriate course of action to address the conflict. When a conflict of interest is disclosed, the affected employee should refrain from further participation in matters to which the conflict relates until notified that the question has been resolved.

If the employee is at a director level or above, but not an executive, decisions are taken by the Company’s CEO, CFO and/ or General Counsel. If the employee is an executive, then the Audit Committee will determine the appropriate course of action.

III.  Competition Guidelines

A.  Fair Competition

The Company is committed to a policy of vigorous and lawful competition that is based on the merits of our products and services.  We seek to maintain the trust of our customers and suppliers by conducting business in a fair and ethical manner. Some basic guidelines for competing fairly and ethically are:

•	Do not make any agreements (written or oral), or reach any formal or informal understandings, with competitors to establish or otherwise affect prices charged to customers or paid to suppliers.

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Do not make any agreements (written or oral), or reach any formal or informal understandings, with competitors to divide customers, territories or markets, whether by product, service, geography or by any other means.

•	Do not interfere with contracts made between a prospective customer and a competitor.

•	When a customer selects a competitive product or service, accept that decision and continue to provide high quality service for any other products we supply the customer.

•	Never engage in industrial espionage, sabotage or bribery.

•	We may promote our products and services through fair and accurate comparisons with our competitors. We do not engage in unfair, misleading, or inaccurate comparisons.

•	Be accurate and truthful in all dealings with customers and careful not to misrepresent the performance, features or availability of our own products and services or those of our competitors.

B. Competition Laws and Fair Trade Practices

All of Autoliv’s activities are governed by competition laws (known in the United States as “antitrust” laws) and trade regulation laws.  It is important for us to know these laws and regulations and to make sure we are in full compliance with them.  Failure to comply with the competition laws, especially those aimed at agreements between competitors, would subject the Company and individuals involved to criminal fines and jail terms, and the Company to potentially large civil penalties and treble damages.

Price fixing between competitors is the most serious competition law offense.  The prohibition goes far beyond fixing a specific price; it applies also to agreements to fix a range of prices, fix terms of credit, coordinate bids, fix the quantity of products to be sold, lower prices paid to suppliers – in short, any arrangement between competitors that directly or inevitably affects price.  It should also be emphasized that any type of understanding (written or oral; formal or informal; express or implied) that exists in fact between competitors can constitute a price-fixing violation.  Therefore, the Company should make independent pricing decisions for each of its products and services, based on factors such as value to the customer, costs and competitive pressure in the marketplace. The exchange of price-related information with competitors, such as fees charged, cost of goods or raw materials, profit margins or credit and billing practices, can also violate the competition laws.

In addition to price fixing, several other activities are prohibited by the competition laws. Certain of these unlawful practices are described below.

The prohibition against group boycotts means that a company generally may not agree with any competitor, customer or supplier or group of competitors, customers or suppliers to refuse to buy from, sell to or otherwise deal with any person.  While a company generally is permitted independently to determine that it does not wish to buy from or sell to a particular person, when such decision is reached jointly with other competitors, customers or suppliers it may be illegal, regardless of commercial justification.

The prohibition against allocation of customers, territories, products or services means that a company may not agree with a competitor to divide customers or territories, or to refrain from selling a certain product generally or in any geographic region or to any category of customer.  It can also be illegal for competitors to allocate research and development platforms, or agree to discontinue research and development.  These agreements, like price fixing, are almost always illegal.

Any agreement, whether formal or informal, or any joint activity involving the Company and any other party, the intent or effect of which is to reduce competition, may violate the competition laws.  Unlawful agreements need not take the form of a written contract or consist of express commitments or mutual assurances.  Courts can--and do--infer agreements based on ”loose talk,” informal discussions or the mere exchange between competitors of information from which pricing or other collusion could result.

Any communication with a competitor’s representative, no matter how innocent it may seem at the time, may later be subject to scrutiny under applicable competition law and form the basis for accusations of improper or illegal conduct.  We must conduct all relations with competitors, including social activities, as if they were completely in the public view because they may later be subject to probing examination and unfavorable interpretation.

The legal department should be consulted with any questions or concerns regarding the competitive laws and their applicability to the types of conduct described in this section.

C.  Trade Association Activities

A particularly sensitive area in competition law as it relates to the Company is trade association activities.  All employees participating in these activities, such as attending association meetings, should be well-versed in allowed and prohibited discussions and activities and should speak to the legal department prior to attending a meeting or engaging in other activities.  Employees should be careful not to relay sensitive information to competitors at such trade association and similar gatherings.

Questions, concerns or requests for guidance in this area should be addressed to the legal department.

IV.  Intellectual Property

A.  Confidential Information and Trade Secrets

All Company employees may learn, to a greater or lesser degree, facts about the Company’s business, plans, operations or “secrets of success” that are not known to the general public or to competitors.  Sensitive information such as the terms offered or prices charged to particular customers, marketing or strategic plans, or proprietary product designs or product systems developments are examples of the Company’s confidential information or trade secrets.  Similarly, during the course of performing their responsibilities, Company employees may obtain information concerning possible transactions with other companies, or receive confidential information of other companies which the Company is usually under an obligation to maintain as confidential.  Such information is to be treated as Company confidential information.

Our obligation to treat this information as confidential does not end when we leave the Company.  Therefore, no employee may disclose confidential information to a new employer or to others after ceasing to be a Company employee.

No employee may disclose any confidential information or trade secret of the Company to others or use any such information for his or her own or someone else’s benefit.  Each employee who possesses or has access to confidential information or trade secrets has a responsibility to ensure that all such information is marked “Confidential,” “Proprietary” or with a similar notation to keep that information confidential and to prevent it from being improperly disclosed to others inside or outside the Company.

All employees must be careful not to discuss such matters with family members or business or social acquaintances or in places where we can be overheard, such as taxis, elevators or restaurants.  Within the Company confidential information or trade secrets should be divulged only to other employees who need the information to carry out their business responsibilities.  At all times we must maintain confidential information and trade secrets under password protection or in a locked cabinet (unless stronger security measures are required), or under our direct supervision when in use.

It is also the responsibility of each employee to maintain the confidentiality of sensitive employee information, such as salary, bonus, or performance appraisal data.

B.  Patents, Trademarks and Copyrights

It is very important that you identify and disclose to management any new inventions, processes, works of authorship, technology advances or unique solutions to business problems developed or discovered during the scope of employment with the Company.  This will enable the Company to take measures to protect these inventions or new works under applicable patent, trademark, copyright or proprietary information laws and regulations.  It is also important that we not use, disclose or market any invention until we have obtained permission from the legal department as this may result in the forfeiture of patent rights, trade secrets or other proprietary rights.

All Internet, intranet and e-mail activities are to be conducted for legitimate business purposes only.  You acknowledge that the Company owns and has all rights to monitor, inspect, disclose and expunge all electronic files and records on Company systems, and that you should have no expectation of privacy with respect to any such files and records.  Employee use of all company computing resources, including personal computers, networked services and Internet and e-mail access (including web surfing and web site creation activities), must at all times comply with all Company policies and applicable laws, including those relating to intellectual property, privacy, defamation (libel and slander) and unfair competition.  You are reminded that all online and e-mail activities, intentionally or not, are potentially public in nature.  We must never act in a way that would bring liability, loss of credibility or embarrassment to the Company.

If you are unsure about a proposed use of Company patents, trademarks or copyrights or any other materials for public dissemination, you should consult the legal department.

C.  Intellectual Property Rights of Others

It is the policy of the Company not to knowingly infringe upon the intellectual property rights of others.  Whether preparing advertising or promotional materials, using the name, trademarks, logos or printed materials of another company, each employee must ensure that the use of the trademarks, copyrighted materials and other intellectual property of others is done properly and only with permission.  We must also bear in mind that the Company uses third party software that generally is subject to license agreements.  Software must therefore not be copied, transferred or used except as provided by the applicable license between the Company and such third party.  We may not load personally obtained (or other) software on our computers without the specific consent of the facility IS manager.

Finally, no employee should disclose to the Company or be asked by the Company to reveal confidential, proprietary or trade secret information of others.  More specifically, employees are not permitted to use or disclose: (i) improperly obtained confidential, proprietary or trade secret information belonging to a third party; or (ii) confidential, proprietary or trade secret information for which the employee is bound by confidentiality obligations to a third party (for example, such information of a former employer).

Adhering to these guidelines with respect to confidential information and trade secrets, patents, trademarks, copyrights and computer use is very important, as violation may result in significant civil and even criminal penalties for both individual employees and the Company, as well as significant losses in valuable and important intellectual property rights of the Company.

V.  International Business Transactions

As a company with global activities, Autoliv must comply with the laws of various countries in which it does business.  Many of these laws may differ from the laws in an employee’s home country.  Company policy strictly forbids persons acting on its behalf anywhere in the world to engage in illegal or unethical activities, regardless of local custom or practice.  In the event local practice for any reason differs from Company policy, our general guideline is to adhere to the more conservative or “highest practices” standard.

It is also essential to be aware of and act in compliance with laws of your own country that apply to business activities in other countries.  Examples of such laws would be the United States Foreign Corrupt Practices Act, Anti-boycott, Export Control and Embargo laws.

A.	Foreign Corrupt Practices

U.S. law imposes severe criminal penalties on individuals or companies which give, or offer to give, directly or indirectly, anything of value to any foreign officials, political parties or candidates for foreign political office to secure, retain or direct business. Payments made indirectly through an intermediary, under circumstances indicating that such payments might be passed along for prohibited purposes, are also illegal.

An exception under U.S. law exists for payments of nominal amounts (sometimes called “facilitating” of “grease” payments) to low level, clerical officials who would otherwise unreasonably withhold or delay routine services or functions, such as obtaining a permit or visa. In some cases, these payments may be illegal and improper under the local law. The law in this area is not always clear. Before making any such payments, you should consult with a member of the Company’s legal department.

This law also contains significant internal accounting control and record keeping requirements. The intent in requiring these records is to ensure that a Company maintains reasonable control over its assets and all transactions involving those assets.

B.	Foreign Boycotts

Employees may not engage in or support a restrictive trade practice or boycott of any foreign country friendly to the U.S. or against any U.S. person, firm or corporation. Examples of prohibited conduct include supplying information regarding the race, religion, gender, sexual orientation or national origin of a person; refusing to do business with a boycotted firm or country; or acting on any document, including a letter of credit that contains boycott language. Requests to take, or to agree to take, a prohibited action can be subtle and are sometimes obscured in “fine print”. Employees should be alert to this possibility, particularly when doing business with Middle Eastern countries. The law requires that solicitations to support such restrictive trade practices or boycotts be reported to the U.S. government. Consequently, our employees should immediately report any such request to a member of the Company’s legal department.

C.	Export Control

Most countries, including the U.S., regulate the exporting of specified goods and technology. Permits and licenses are usually required in advance, depending on the purchases, the countries involved, intended export routes, and the nature, quantity and intended use of the item or technology to be exported. For example, the export of goods, services or technology from the U.S. may require a specific export license from the Commerce Department. Furthermore, exports from our Company’s foreign affiliates may be governed by U.S. export control laws regardless of the origin or intended destination of the exported item or technology. You should contact the legal department whenever export questions arise.

D.	United States Embargoes, Sanctions and Restrictions

The U.S. currently maintains (comprehensive or partial) embargoes and/ or economic sanctions against various countries.  The U.S. also prohibits or restricts dealings with certain individuals or entities connected to these countries. Our Company must abide by these policies and you should contact the legal department for guidance if you are in any way (considering) dealing with Belarus, Cuba, Iran, Sudan, Syria, Burma/ Myanmar, Liberia, Libya, North Korea, Iraq, Ivory Coast, the Palestinian Authority, or Zimbabwe.

The United States also maintains several lists of persons and entities with which transactions by U.S. persons are prohibited or restricted, including, for example, “specially designated nationals,” foreign terrorist organizations, narco-traffickers and kingpins, entities engaged in nuclear/chemical/biological weapons proliferation, etc. Those lists may be found under “Lists to Check” at http://www.bis.doc.gov/complianceandenforcement/ListsToCheck.htm.

The restrictions imposed under these regulations vary and the countries covered are subject to change. Such prohibitions and restrictions may affect exports, imports, travel, currency transactions, and assets and accounts. Generally speaking, activities prohibited by U.S. law may not be accomplished indirectly or arranged through third parties, or permitted by conscious non-supervision.

The civil and criminal sanctions that may be imposed for violations are very severe. Accordingly, employees with responsibility for international activities should consult frequently with the legal department regarding these matters, including reviewing with that department, in advance, any proposed business dealings involving any of these countries.

VI.  Fair Employment Practices

A.  Equal Employment Opportunity

Diversity is not only a welcomed reality in today’s competitive work force, but also a key to increased productivity.  Your fellow employees were recruited, selected and hired on the basis of individual merit and ability with respect to the position filled.  As a business comprising talented and diverse team members, Autoliv must be committed to the fair and effective utilization of all employees without regard to race, color, religion, national origin, sex, age, sexual orientation, disability or veteran status unrelated to ability to do the job. We must all keep in mind that equal employment opportunity is indispensable in every aspect of the employment relationship.  This relationship covers hiring, training, working conditions, benefits, compensation practices, employment functions (including promotion, demotion, discipline, transfer, termination and reduction in force) and company sponsored educational, social and recreational programs.  Autoliv will move affirmatively and aggressively toward full and equal participation for each and every one of its employees as a matter of sound moral, legal and business policy.  Autoliv steadfastly requires all of its employees to treat each other, regardless of title or position, with the fairness and respect necessary to maintain a diverse place of employment that encourages each person to contribute to her or his fullest potential.

B.  Sexual and Other Forms of Harassment

Every person conducting business on Autoliv’s premises, whether or not employed by Autoliv, must refrain from engaging in any verbal or physical conduct that could be construed as sexual or any other form of harassment.  Such conduct may consist of making unwelcome sexual advances or requests, or engaging in coercive behavior that is sexual in nature when the rejection of or submission to such conduct affects, either implicitly or explicitly, an employee’s status of employment and any decision regarding that person’s terms or conditions of employment (e.g., pay, promotion, demotion, assignment or termination).  It also includes the existence of a sexually abusive or intimidating hostile or offensive working environment. In addition to offending – if not injuring – the victim of such conduct, sexual and other forms of harassment are counterproductive to sound business policy.

Autoliv will not tolerate sexual or other forms of harassment.  You are encouraged to report conduct that may constitute harassment to your immediate supervisor and/or a human resources representative without delay.  No individual will suffer retaliation for reporting in good faith any incident of harassment or discrimination, making a complaint or participating in an investigation.

VII.  Product Quality and Safety

Each facility and product group is expected to comply with all applicable laws and rules concerning product safety.  All programs regarding quality and safety should start with the proposition that each employee plays a critical role in ensuring the quality and safety of the Company’s products from the initial design through manufacturing and ongoing improvements.  Any question or concern regarding the quality or safety of an Autoliv product should immediately be brought to the attention of the employee’s supervisor or the legal department.

VIII.  Workplace Health and Safety

It is the policy of the Company to provide a healthy and safe place of employment for its employees.  Each facility is expected to be in compliance with all applicable laws and rules regarding occupational health and safety.  Facility managers are expected to regularly review their facilities’ incidence rates and the effectiveness of health and safety programs.  Guidance with compliance with health and safety rules and on prevention of the injuries and illnesses is provided by the Company’s corporate staff.

IX.  Immigration Laws

All immigration laws and regulations affecting the Company shall be strictly followed.  Violations of the immigration laws can result in criminal or civil penalties and may affect the ability of the Company to transfer employees to expatriate assignments.  One of the most frequently encountered provisions requires that an employer obtain proper documentation of citizenship or immigration status prior to hiring a new employee.  Any questions about the immigration laws should be directed to the legal department or the human resources department.

X.   Political Contributions and Activities

A.	Political Contributions

Corporate political contributions and lobbying activities are extensively regulated or restricted in many countries.  (For a discussion of United States laws in this area, see below). Prior to undertaking any corporate activity involving political contributions or lobbying, the legal department must be consulted.

Employees are encouraged, as individuals, to take an active interest in politics and government and to participate in political activities consistent with applicable law and limits, including making personal contributions in support of candidates or political organizations of their choice.  However, such individual participation may not involve the use of Company funds, time, equipment, supplies or facilities.  Further, when Autoliv employees speak out on public issues they must make certain that they do not give the appearance that they are speaking or acting on the Company’s behalf.  Moreover, under no circumstances shall an individual be compensated or reimbursed by the Company in any way for personal political contributions.

B.	Lobbying Activities

1. Lobbying the Federal Government

Under federal law, the Company may be required to register and report on lobbying activities. Such activity includes: (1) communication with any member or employee of the United States Congress for the purpose of influencing legislation; (2) communicating with certain Executive Branch officials for the purpose of influencing any Executive Branch action; or (3) engaging in research or other activities to support or prepare for such communication.

2. Lobbying State and Local Governments

Each state and certain local governments have their own separate lobbying registration and reporting laws. Depending on the jurisdiction, these laws may require registration and reporting as a lobbyist. This may need to be done if we communicate with a legislative member or employee, or an Executive Branch official for the purpose of influencing legislation, formal rulemaking by an executive agency, or any other official decision by such agency, including decisions to enter into financial arrangements.

3. Approval of Lobbying Activities
So that the Company may comply with these federal, state and local laws, approval must obtained from the legal department, before making any communication described in this section. In addition, all expenditure related to such communication must be promptly reported to the legal department as well.

XI.   The Environment

All employees are responsible for Autoliv’s environmental performance.  While we have personnel designated to coordinate and manage environmental affairs, each employee has a duty to act in a responsible manner toward the environment.  This means that facilities must comply with all environmental laws, and each of us must help to minimize any adverse impact of our products and processes on the environment.

XII.  A Final Word, Seeking Guidance and Reporting

Autoliv’s reputation for conducting business in the highest ethical manner is an extremely valuable asset in the Company’s dealings with customers, suppliers, the government and the community.  It is important that all employees working on behalf of the Company do their best to enhance that reputation.

The purpose of these Standards is to provide employees with a guide to the conduct and behavior expected by the Company.  Obviously, it is not possible within this booklet to list all of the Company’s policies and procedures or to describe every situation that could give rise to a legal or ethical problem.  Any employee who has a question about these Standards or about any situation arising in the course of conducting Company business is encouraged to seek the advice of his or her supervisor or the legal department.

The Company is firmly committed to conducting its business in compliance with all applicable laws and Company policies and procedures.  Therefore, all employees have a  duty to report any knowledge that they may have of potential violations of law or Company policy by any employee of the Company.  Such possible violations may be reported to the employee’s supervisor, or, if the employee is uncomfortable making the report to his or her supervisor (for example, because the supervisor is involved in the potential violation), reports may be made directly to the Compliance Counsel by telephone at +46 8 587 20 600 or by mail addressed to Compliance Counsel, Autoliv, Inc., Box 70381, SE-107 24 Stockholm, Sweden.

Reports of potential violations of law or Company policies and procedures may also be made anonymously at any time by calling the Corporate Compliance “Hotline” at +1 877 652 8415, if calling from the U.S.  If you are located outside of the U.S., please dial the AT&T Direct Code on the next page before you dial the "Hotline" number.

All reports of possible violations will be investigated and resolved as appropriate. No individual will suffer retaliation for reporting in good faith any violations of law or these standards.

Country	AT&T Direct® Code
Argentina (Spanish)	0 800 288 5288
Argentina (English)	0 800 555 4288
Australia	1-800-551-155
Belgium	0-800-100-10
Brazil	0800 890 0288
Canada	1-800-225-5288
China, PRC - Northern region, Beijing and vicinity	108-888
China, PRC - Southern region, Shanghai and vicinity	108-11
Czech Republic	00-800-222-55288
Estonia	800-12001
France	0800-99-0011
Germany	0-800-2255-288
Hungary	06 800-01111
India	000-117
Indonesia	001-801-10
Italy	800-172-444
Japan	00 539-111
Korea	0030-911
Malaysia	1-800-80-0011
Mexico (Spanish)	01-800-112-2020
Mexico (English)	01-800-288-2872
Netherlands	0800-022-9111
New Zealand	000-911
Philippines	105-11
Poland	0-0-800-111-1111
Romania	021-800-4288
South Africa	0-800-99-0123
Spain	900-99-00-11
Sweden	020 799 111
Taiwan	00-801-10-288-0
Thailand	1-800-0001-33
Turkey	0811-288-0001
United Kingdom	0800-89-0011

Example:  From Sweden dial 020 799 111 and wait for the tone, then dial 877-652-8415.

XIII. Certification of Compliance Form
(Sample Only)

Autoliv, Inc                                                                                                Date

I have carefully reviewed and am familiar with the Company’s manual entitled Standards of Business Conduct, and with respect thereto, I hereby represent as follows:

1.  During the period from  ___________________, to the date hereof, I have not violated any policy, rule or principle summarized in the manual, except as described on my attached statement.

2.  I have no knowledge of any violation by any other person, including any member of my immediate family, of any such policy, rule or principle during the same period, except as described on my attached statement.

3.  If any change occurs that would require a different answer or statement for the same or any subsequent period, I will promptly file a supplemental report bringing this report up to date.

4.  My signature on this form is my certification that I have described all exceptions on the attachment or, if there is no attachment, that there is no exception.

Human Resource Dept.	Employee’s Signature

XIII. Certification of Compliance Form
(Sample Only)

Autoliv ASP, Inc                                                                                          Date

I have carefully reviewed and am familiar with the Company’s manual entitled Standards of Business Conduct, and with respect thereto, I hereby represent as follows:

1.  During the period from  ___________________, to the date hereof, I have not violated any policy, rule or principle summarized in the manual, except as described on my attached statement.

2.  I have no knowledge of any violation by any other person, including any member of my immediate family, of any such policy, rule or principle during the same period, except as described on my attached statement.

3.  If any change occurs that would require a different answer or statement for the same or any subsequent period, I will promptly file a supplemental report bringing this report up to date.

4.  My signature on this form is my certification that I have described all exceptions on the attachment or, if there is no attachment, that there is no exception.

Human Resource Dept.	Employee’s Signature